Exhibit 12

Select Medical Holdings Corporation
Ratio of Earnings to Fixed Charges
(unaudited)

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
Pre-tax income from operations before adjustments for non-controlling interests in consolidated subsidiaries or earnings (loss) from equity investees	$195,325	$196,753	$191,621	$160,791	$181,407
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	87,364	85,446	112,816	170,081	154,703
Capitalized interest	242	381	2,434	2,938	3,288
Rentals:
Buildings - 33% (A)	40,815	42,460	55,428	74,436	75,920
Office and other equipment - 33% (A)	13,513	13,341	14,832	13,045	12,324
Total fixed charges	$141,934	$141,628	$185,510	$260,500	$246,235
Pre-tax income from operations before adjustment for non-controlling interests in consolidated subsidiaries or earnings (loss) from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries less capitalized interest	$337,017	$338,000	$374,697	$418,353	$424,354
Ratio of earnings to fixed charges	2.37	2.39	2.02	1.61	1.72

(A)	The Company uses 33% to estimate the interest on its rentals. This percentage is a reasonable approximation of the interest factor.